

June 6, 2011

Via Fax & U.S. Mail

Mr. Jay L. Johnson
Chairman and Chief Executive Officer
General Dynamics Corp.
2941 Fairview Park Drive
Suite 100
Falls Church, Virginia 22042-4513

> **Re: General Dynamics Corp.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed February 18, 2011**
> **File No. 1-03671**

Dear Mr. Johnson:

We have reviewed your letter dated May 3, 2011, in response to the Staff's letter dated April 13, 2011 and have the following additional comments. Unless otherwise indicated, you should revise your disclosure in future filings in response to our comments. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Review of Business groups, page 23

1. We note your response to previous comment number 1 but continue to believe that you should significantly revise and expand your MD&A in future filings to separately quantify and discuss factors responsible for changes in the levels of the Company's cost of sales during all periods presented in the Company's financial statements as required by Item 303 of Regulation S-K. Please note that we do not believe that an additional discussion of cost of sales incurred in the period including a discussion of G&A expenses would distract an investor from the key information that drives your results as indicated in your response. In fact, we believe that this additional discussion would provide your investors with an increased depth of understanding and knowledge necessary to properly evaluate your operating results. Therefore, please revise to expand and enhance your discussion of cost of sales with regards to both product and services sales. As part of your revised disclosure, please revise to quantify and discuss the impact of each significant component of costs comprising cost of sales that caused cost of sales to materially vary (or not vary when expected to). For costs that cannot be clearly separated

and discussed, include a separate detailed discussion of non-business group factors affecting operating earnings, where they are analyzed from period to period with detailed explanations regarding their fluctuations. In this regard, we believe materiality should be assessed in relation to operating earnings, your consolidated performance measure. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each of multiple components cited to the total change in cost of sales and resultant operating earnings.

2. In addition, the impacts of material variances in components of cost of sales that offset each other should be separately disclosed, quantified, and discussed (and not netted). Please also ensure that your revised disclosure provides appropriate explanation of underlying reasons for changes (for example, in addition to quantifying the impacts of changes in price and volume, explain the underlying reasons for these changes). Given the potential for differing or offsetting results in your various segments, we encourage you to also provide the above disclosures at the segment level. In any event, you should revise to provide discussion and analysis of cost of sales at the segment level when a change in a segment's cost of sales materially impacts the segment's measure of operating profit. As part of your response, please provide us with a copy of your intended revised disclosures.

3. We note from your response to our prior comment number 1 that your revenues are predominantly recognized using the percentage of completion method. We also note your disclosure in your Critical Accounting Policies disclosures regarding the fact that the percentage-of-completion method of accounting involves the use of various estimating techniques to project costs at completion, and in some cases includes estimates of recoveries asserted against the customer for changes in specifications or other disputes. Contract estimates involve various assumptions and projections relative to the outcome of future events over a period of several years, including future labor productivity and availability, the nature and complexity of the work to be performed, the cost and availability of materials, the impact of delayed performance, the availability and timing of funding from the customer, and the timing of product deliveries. These estimates are based on your best judgment. Since a significant portion of your revenues are recognized using the percentage of completion method, a significant change in one or more of these estimates could affect the profitability of your business. You indicate that you review your contract estimates regularly to assess revisions in contract values and estimated costs at completion and reflect changes in estimates in the current and future periods under the reallocation method. Pursuant to ASC 250-10-50-4, please revise the notes to your financial statements to quantify the impact of changes in estimates on your results of operations for each period presented and provide an analysis of the underlying reasons for the changes in estimates. With regard to segment level disclosure, you should revise to provide this disclosure when such changes materially impact a segment's measure of profit. As part of your response, please provide us with a copy of your intended revised disclosure.

Definitive Proxy Statement on Schedule 14A

2010 Bonuses and 2011 Equity Awards, page 32

4. We note your response to our prior comment three and reissue in part. We note that although you currently disclose that the compensation committee "utilized survey data" to identify the 50th to 75th percentile and that you also disclose the factors considered by the committee in determining bonus levels, you do not specify how you arrived at the bonus amount ultimately awarded to each NEO. For example, please disclose in detail how, based on the target performance metrics and the actual performance metrics achieved, in conjunction with each NEO's personal goals, you decided to award each executive the amount that you did. In your response, please provide us with a mark-up of the proposed changes to your disclosure that you intend to make in future filings.

5. We note your response to our prior comment four and reissue in part. Please either revise future filings to disclose the multiple of each NEO's cash compensation used and the basis for using this specific multiple or provide us with a more detailed analysis as to why your current disclosure, which does not include this information, is "the most relevant information" for investors to understand your executives' equity compensation. Please provide a mark-up of the proposed changes to your disclosure that you intend to make in future filings, if applicable.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at (202) 551-3490 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Facsimile: L. Hugh Redd
(703) 876-3125